SECURITIES EXCHANGE COMMISSION
                           Washington, D.C. 20549

===============================================================================

                                SCHEDULE 13D


                 under the Securities Exchange Act of 1934



                       ServiceWare Technologies Inc.
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                81703Q 10 9
                               (CUSIP Number)

                           Thomas E. Duggan, Esq.
                          C. E. Unterberg, Towbin
                             350 Madison Avenue
                          New York, New York 10017
                         Telephone: (212) 389-8089

        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                               March 6, 2001
          (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                       (Continued on following pages)

CUSIP NO. 81703Q 10 9                       13D
-----------------------------------------------------------------------------

     1.   NAMES OF REPORTING PERSONS
          C. E. Unterberg, Towbin Capital Partners I, L.P.
    --------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a)
                                                                   [ ]
                                                                   (b)
                                                                   [x]
    --------------------------------------------------------------------------
     3.   SEC USE ONLY
    --------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          00
    --------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
    --------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
    --------------------------------------------------------------------------
     NUMBER OF        7.  SOLE VOTING POWER
      SHARES              611,501
   BENEFICIALLY      ---------------------------------------------------------
    OWNED BY          8.  SHARED VOTING POWER
      EACH                0
    REPORTING        ---------------------------------------------------------
     PERSON           9.  SOLE DISPOSITIVE POWER
      WITH                611,501
                     ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
                          0
    --------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          3,960,296
    --------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [x]
    --------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.3%
    --------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IV
    --------------------------------------------------------------------------

CUSIP NO. 81703Q 10 9                       13D
-----------------------------------------------------------------------------

     1.   NAMES OF REPORTING PERSONS
          Unterberg Harris Private Equity Partners, LP
    --------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a)
                                                                   [ ]
                                                                   (b)
                                                                   [x]
    --------------------------------------------------------------------------
     3.   SEC USE ONLY
    --------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          00
    --------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
    --------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
    --------------------------------------------------------------------------
     NUMBER OF        7.  SOLE VOTING POWER
      SHARES              499,297 (A)
   BENEFICIALLY      ---------------------------------------------------------
    OWNED BY          8.  SHARED VOTING POWER
      EACH                0
    REPORTING        ---------------------------------------------------------
     PERSON           9.  SOLE DISPOSITIVE POWER
      WITH                499,297 (A)
                     ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
                          0
    --------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          3,960,296
    --------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [x]
    --------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.3%
    --------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IV
    --------------------------------------------------------------------------

     (A)  Includes 8,359 warrants currently exercisable into Shares.

CUSIP NO. 81703Q 10 9                       13D
-----------------------------------------------------------------------------

     1.   NAMES OF REPORTING PERSONS
          C.E. Unterberg, Towbin Private Equity Partners II, L.P.
    --------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a)
                                                                   [ ]
                                                                   (b)
                                                                   [x]
    --------------------------------------------------------------------------
     3.   SEC USE ONLY
    --------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          00
    --------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
    --------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
    --------------------------------------------------------------------------
     NUMBER OF        7.  SOLE VOTING POWER
      SHARES              45,910
   BENEFICIALLY      ---------------------------------------------------------
    OWNED BY          8.  SHARED VOTING POWER
      EACH                0
    REPORTING        ---------------------------------------------------------
     PERSON           9.  SOLE DISPOSITIVE POWER
      WITH                45,910
                     ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
                          0
    --------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          3,960,296
    --------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [x]
    --------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.3%
    --------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IV
    --------------------------------------------------------------------------

CUSIP NO. 81703Q 10 9                       13D
-----------------------------------------------------------------------------

     1.   NAMES OF REPORTING PERSONS
          C.E. Unterberg, Towbin Private Equity Partners II-Q, L.P.
    --------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a)
                                                                   [ ]
                                                                   (b)
                                                                   [x]
    --------------------------------------------------------------------------
     3.   SEC USE ONLY
    --------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          00
    --------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
    --------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
    --------------------------------------------------------------------------
     NUMBER OF        7.  SOLE VOTING POWER
      SHARES              311,233
   BENEFICIALLY      ---------------------------------------------------------
    OWNED BY          8.  SHARED VOTING POWER
      EACH                0
    REPORTING        ---------------------------------------------------------
     PERSON           9.  SOLE DISPOSITIVE POWER
      WITH                311,233
                     ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
                          0
    --------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          3,960,296
    --------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [x]
    --------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.3%
    --------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IV
    --------------------------------------------------------------------------

CUSIP NO. 81703Q 10 9                       13D
-----------------------------------------------------------------------------

     1.   NAMES OF REPORTING PERSONS
          Tamar Technology Investors (Delaware) L.P.
    --------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a)
                                                                   [ ]
                                                                   (b)
                                                                   [x]
    --------------------------------------------------------------------------
     3.   SEC USE ONLY
    --------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          00
    --------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
    --------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
    --------------------------------------------------------------------------
     NUMBER OF        7.  SOLE VOTING POWER
      SHARES              306,666(A)
   BENEFICIALLY      ---------------------------------------------------------
    OWNED BY          8.  SHARED VOTING POWER
      EACH                0
    REPORTING        ---------------------------------------------------------
     PERSON           9.  SOLE DISPOSITIVE POWER
      WITH                306,666(A)
                     ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
                          0
    --------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          3,960,296
    --------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [x]
    --------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.3%
    --------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IV
    --------------------------------------------------------------------------

     (A)  Includes warrants currently exercisable into 40,000 Shares.

CUSIP NO. 81703Q 10 9                       13D
-----------------------------------------------------------------------------

     1.   NAMES OF REPORTING PERSONS
          Unterberg Harris Interactive Media Limited Partnership, CV
    --------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a)
                                                                   [ ]
                                                                   (b)
                                                                   [x]
    --------------------------------------------------------------------------
     3.   SEC USE ONLY
    --------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          00
    --------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
    --------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Netherlands Antilles
    --------------------------------------------------------------------------
     NUMBER OF        7.  SOLE VOTING POWER
      SHARES              127,689
   BENEFICIALLY      ---------------------------------------------------------
    OWNED BY          8.  SHARED VOTING POWER
      EACH                0
    REPORTING        ---------------------------------------------------------
     PERSON           9.  SOLE DISPOSITIVE POWER
      WITH                127,689
                     ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
                          0
    --------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          3,960,296
    --------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [x]
    --------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.3%
    --------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IV
    --------------------------------------------------------------------------

CUSIP NO. 81703Q 10 9                       13D
-----------------------------------------------------------------------------

     1.   NAMES OF REPORTING PERSONS
          Unterberg Harris Private Equity Partners, CV
    --------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a)
                                                                   [ ]
                                                                   (b)
                                                                   [x]
    --------------------------------------------------------------------------
     3.   SEC USE ONLY
    --------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          00
    --------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
    --------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Netherlands Antilles
    --------------------------------------------------------------------------
     NUMBER OF        7.  SOLE VOTING POWER
      SHARES              106,646(a)
   BENEFICIALLY      ---------------------------------------------------------
    OWNED BY          8.  SHARED VOTING POWER
      EACH                0
    REPORTING        ---------------------------------------------------------
     PERSON           9.  SOLE DISPOSITIVE POWER
      WITH                106,646(a)
                     ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
                          0
    --------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          3,960,296
    --------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [x]
    --------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.3%
    --------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IV
    --------------------------------------------------------------------------

     (A)  Includes warrants currently exercisable into 1,786 shares.

CUSIP NO. 81703Q 10 9                       13D
-----------------------------------------------------------------------------

     1.   NAMES OF REPORTING PERSONS
          Marjorie and Clarence E. Unterberg Foundation, Inc.
    --------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a)
                                                                   [ ]
                                                                   (b)
                                                                   [x]
    --------------------------------------------------------------------------
     3.   SEC USE ONLY
    --------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          00
    --------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
    --------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
    --------------------------------------------------------------------------
     NUMBER OF        7.  SOLE VOTING POWER
      SHARES              65,865
   BENEFICIALLY      ---------------------------------------------------------
    OWNED BY          8.  SHARED VOTING POWER
      EACH                0
    REPORTING        ---------------------------------------------------------
     PERSON           9.  SOLE DISPOSITIVE POWER
      WITH                65,865
                     ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
                          0
    --------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          3,960,296
    --------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [x]
    --------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.3%
    --------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
    --------------------------------------------------------------------------

CUSIP NO. 81703Q 10 9                       13D
-----------------------------------------------------------------------------

     1.   NAMES OF REPORTING PERSONS
          C.E. Unterberg Towbin, LLC
    --------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a)
                                                                   [ ]
                                                                   (b)
                                                                   [x]
    --------------------------------------------------------------------------
     3.   SEC USE ONLY
    --------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          00
    --------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
    --------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
    --------------------------------------------------------------------------
     NUMBER OF        7.  SOLE VOTING POWER
      SHARES              21,065(A)
   BENEFICIALLY      ---------------------------------------------------------
    OWNED BY          8.  SHARED VOTING POWER
      EACH                0
    REPORTING        ---------------------------------------------------------
     PERSON           9.  SOLE DISPOSITIVE POWER
      WITH                21,065(A)
                     ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
                          0
    --------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          3,960,296
    --------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [x]
    --------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.3%
    --------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IV
    --------------------------------------------------------------------------

     (A) Includes 490,938, 127,689 and 104,860 Shares held by Unterberg Harris Private Equity Partners, LP, Unterberg Harris Interactive Media LP, CV and Unterberg Harris Private Equity Partners, CV, respectively, as to which C.E. Unterberg Towbin, LLC disclaims beneficial ownership. Includes warrants currently exercisable into 3,074 Shares.

CUSIP NO. 81703Q 10 9                       13D
-----------------------------------------------------------------------------

     1.   NAMES OF REPORTING PERSONS
          C.E. Unterberg, Towbin (a California Limited Partnership
    --------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a)
                                                                   [ ]
                                                                   (b)
                                                                   [x]
    --------------------------------------------------------------------------
     3.   SEC USE ONLY
    --------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          00
    --------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
    --------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          California
    --------------------------------------------------------------------------
     NUMBER OF        7.  SOLE VOTING POWER
      SHARES              1,642,106
   BENEFICIALLY      ---------------------------------------------------------
    OWNED BY          8.  SHARED VOTING POWER
      EACH                0
    REPORTING        ---------------------------------------------------------
     PERSON           9.  SOLE DISPOSITIVE POWER
      WITH                1,642,106
                     ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
                          0
    --------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          3,960,296
    --------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [x]
    --------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.3%
    --------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          PN
    --------------------------------------------------------------------------

CUSIP NO. 81703Q 10 9                       13D
-----------------------------------------------------------------------------

     1.   NAMES OF REPORTING PERSONS
          UTCM, LLC.
    --------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a)
                                                                   [ ]
                                                                   (b)
                                                                   [x]
    --------------------------------------------------------------------------
     3.   SEC USE ONLY
    --------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          00
    --------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
    --------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
    --------------------------------------------------------------------------
     NUMBER OF        7.  SOLE VOTING POWER
      SHARES              0(A)
   BENEFICIALLY      ---------------------------------------------------------
    OWNED BY          8.  SHARED VOTING POWER
      EACH                0
    REPORTING        ---------------------------------------------------------
     PERSON           9.  SOLE DISPOSITIVE POWER
      WITH                0(A)
                     ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
                          0
    --------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          3,960,296
    --------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [x]
    --------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.3%
    --------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
    --------------------------------------------------------------------------

     (A) Includes 611,501, 45,910 and 311,233, Shares held by C.E. Unterberg, Towbin Capital Partners, L.P., C.E. Unterberg, Towbin Private Equity Partners II, L.P. and C.E. Unterberg, Towbin Private Equity Partners II-Q, L.P., as to which UTCM, LLC disclaims beneficial ownership.

CUSIP NO. 81703Q 10 9                       13D
-----------------------------------------------------------------------------

     1.   NAMES OF REPORTING PERSONS
          TAMAR TECHNOLOGY PARTNERSHIP, LP
    --------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a)
                                                                   [ ]
                                                                   (b)
                                                                   [x]
    --------------------------------------------------------------------------
     3.   SEC USE ONLY
    --------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          00
    --------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
    --------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
    --------------------------------------------------------------------------
     NUMBER OF        7.  SOLE VOTING POWER
      SHARES              0(A)
   BENEFICIALLY      ---------------------------------------------------------
    OWNED BY          8.  SHARED VOTING POWER
      EACH                0
    REPORTING        ---------------------------------------------------------
     PERSON           9.  SOLE DISPOSITIVE POWER
      WITH                0(A)
                     ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
                          0
    --------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          3,960,296
    --------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [x]
    --------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.3%
    --------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
    --------------------------------------------------------------------------

     (A) Excludes 306,666 Shares held by Tamar Technology Investors (Delaware), L.P., as to which Tamar Technology Partnership, L.P. disclaims beneficial ownership.

CUSIP NO. 81703Q 10 9                       13D
-----------------------------------------------------------------------------

     1.   NAMES OF REPORTING PERSONS
          Thomas I. Unterberg
    --------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)
                                                                   [ ]
                                                                   (b)
                                                                   [x]
    --------------------------------------------------------------------------
     3.   SEC USE ONLY
    --------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          00
    --------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
    --------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
    --------------------------------------------------------------------------
     NUMBER OF        7.  SOLE VOTING POWER
      SHARES              208,274(A)
   BENEFICIALLY      ---------------------------------------------------------
    OWNED BY          8.  SHARED VOTING POWER
      EACH                0
    REPORTING        ---------------------------------------------------------
     PERSON           9.  SOLE DISPOSITIVE POWER
      WITH                208,274(A)
                     ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
                          0
    --------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          3,960,296
    --------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [x]
    --------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.3%
    --------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN
    --------------------------------------------------------------------------

     (A)  Excludes 3,737,978 Shares owned by the Entities (as defined in Item
          2), as to which Thomas I. Unterberg disclaims beneficial ownership and 12,500 Shares owned by Thomas I. Unterberg's wife, Ann Unterberg, as to which Thomas I. Unterberg disclaims beneficial ownership. Includes 2,049 warrants currently convertible into Shares.

CUSIP NO. 81703Q 10 9                       13D
-----------------------------------------------------------------------------

     1.   NAMES OF REPORTING PERSONS
          A. Robert Towbin
    --------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)
                                                                   [ ]
                                                                   (b)
                                                                   [x]
    --------------------------------------------------------------------------
     3.   SEC USE ONLY
    --------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          PF
    --------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
    --------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
    --------------------------------------------------------------------------
     NUMBER OF        7.  SOLE VOTING POWER
      SHARES              14,044(A)
   BENEFICIALLY      ---------------------------------------------------------
    OWNED BY          8.  SHARED VOTING POWER
      EACH                0
    REPORTING        ---------------------------------------------------------
     PERSON           9.  SOLE DISPOSITIVE POWER
      WITH                14,044(A)
                     ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
                          0
    --------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          3,960,296
    --------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [x]
    --------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.3%
    --------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN
    --------------------------------------------------------------------------

     (A)  Excludes 3,737,978 Shares owned by the Entities (as defined in
          Item 2), as to which A. Robert Towbin disclaims beneficial ownership. Includes 2,049 warrants currently convertible into Shares.

ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.01 per share (the "Shares"), of ServiceWare
Technologies, Inc., a Pennsylvania corporation (the "Issuer"). The Issuer's principal executive office is located at 333 Alleghany Avenue, Oakmont, PA 15139.

ITEM 2.  IDENTITY AND BACKGROUND

     This Statement is being filed by the undersigned on behalf of: C.E. Unterberg, Towbin Capital Partners I, L.P. ("CEUTCPI"), Unterberg Harris Private Equity Partners, LP ("UHPEPLP"), C.E. Unterberg, Towbin Private Equity Partners II, L.P. ("CEUTPEPII"), C.E. Unterberg, Towbin Private Equity Partners II-Q, L.P. ("EUTPEPIIQ"), Tamar Technology Investors (Delaware), L.P. ("TTI"), Unterberg Harris Interactive Media Limited Partnership, CV ("UHIM"), Unterberg Harris Private Equity Partners, CV ("UHPEPCV"), Marjorie and Clarence E. Unterberg Foundation, Inc. ("MCUF"), C.E. Unterberg Towbin, LLC ("CEUTLLC"), C.E. Unterberg, Towbin (a California Limited Partnership) ("CEUTCLP"), UTCM, LLC ("UTCM") and Tamar Technology Partnership, LP ("TTP" and, together with each of the foregoing, the "Entities") and Thomas I. Unterberg ("TU") and A. Robert Towbin ("RT" and, together with the Entities and TU, the "Reporting Persons").

     By signing this Statement, each Reporting Person agrees that this Statement is filed on its behalf. No Reporting Person assumes responsibility for the completeness or accuracy of the information concerning any other Reporting Person.

     C.E. Unterberg, Towbin Capital Partners I, L.P.

     CEUTCPI is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTCPI is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of CEUTCPI is UTCM.

     Unterberg Harris Private Equity Partners, LP

     UHPEPLP is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of UHPEPLP is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of UHPEPLP is CEUTLLC.

     C. E. Unterberg, Towbin Private Equity Partners II, L.P.

     CEUTPEPII is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTPEPII is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of CEUTPEPII is UTCM.

     C. E. Unterberg, Towbin Private Equity Partners II-Q, L.P.

     CEUTPEPIIQ is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTPEPIIQ is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of CEUTPEPIIQ is UTCM.

     Tamar Technology Investors (Delaware) L.P.

     TTI is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of TTI is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of TTI is TTP.

     Unterberg Harris Interactive Media LP, CV

     UHIM is a Netherlands Antilles limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of UHIM is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of UHIM is CEUTLLC.

     Unterberg Harris Private Equity Partners, CV

     UHPEPCV is a Netherlands Antilles general partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of UHPEP is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of UHPEPCV is CEUTLLC.

     Marjorie and Clarence E. Unterberg Foundation, Inc.


     MCUF is a New York corporation with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of MCUF is to act as a charitable foundation.

     The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of MCUF are set forth on Schedule 1 hereto.

     C.E. Unterberg Towbin, LLC

     CEUTLLC is a New York limited liability company with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTLLC is to make investments in, buy, sell, hold and otherwise deal in securities.

     The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each managing member of CEUTLLC are set forth on Schedule I hereto.

     C.E. Unterberg, Towbin (a California Limited Partnership)

     CEUTCLP is a California limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTCLP is to act as a securities broker-dealer.

     The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each general partner and member of the executive committee of CEUTCLP are set forth on Schedule I hereto.

     UTCM, LLC

     UTCM is a Delaware limited liability company with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of UTCM is to act as a general partner of investment funds.

     The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each managing member of UTCM are set forth on Schedule I hereto.

     Tamar Technology Partnership, LP

     TTP is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of TTP is to act as the general partner of TTI. The general partner of TTP is CEUTLLC.

     Thomas I. Unterberg

     TU's business address is c/o C.E. Unterberg, Towbin, 350 Madison Avenue, New York, New York 10017. TU is a managing director of CEUTCLP and a citizen of the United States of America.

     A. Robert Towbin

     RT's business address is c/o C.E. Unterberg, Towbin, Swiss Bank Tower, 350 Madison Avenue, New York, New York 10017. RT is a managing director of CEUTCLP and a citizen of the United States of America.

     By signing this Statement, each Reporting Person agrees that this Statement is filed on its behalf. No Reporting Person assumes responsibility for the completeness or accuracy of the information concerning any other Reporting Person.

     None of the Reporting Persons, nor any of their executive officers, directors, trustees or partners, as applicable during the last five years
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The ownership interests of the Reporting Persons, other than CEUTCLP, were acquired in transactions occuring on or prior to the Issue's initial public offering of Shares on August 25, 2000. The Reporting Persons, other than CEUTCLP, obtained funds for the purchase price of their Shares (or securities that were converted into Shares) from capital contributions from their equity investors.

     The ownership interest of CEUTCLP was acquired in numerous market making transactions at or about the market price on and following August 25, 2000. CEUTCLP used its general working capital for the purchase price of its Shares.

ITEM 4. PURPOSE OF TRANSACTIONS

     The Reporting Persons' acquisitions of the Shares were made prior to, concurrently with and following the Issuer's initial public offering on August 25, 2000 in the ordinary course of the Reporting Persons' businesses and were not originally made with the purpose of changing or influencing the control of the Issuer.

     In light of recent developments in the Issuer's business operations, however, the Reporting Persons now are more actively monitoring and evaluating their investment in the Issuer in light of pertinent factors, including without limitation the following: (i) the Issuer's business, operations, assets, financial condition and prospects; (ii) market, general economic and other conditions, and (iii) changes in the equity position of other shareholders of the Issuer. Some of the Reporting Persons have met with the Board of Directors of the Issuer (the "Board") to discuss the management of the Issuer and have suggested the Board consider adding a minimum of two directors recommended by the Reporting Persons. Depending upon the Company's response to this request, some or all of the Reporting Persons may from time to time decide to seek in other ways to influence the Board as to, the Issuer's management and policies (including, without limitation, urging changes in the membership of the Board) and may from time to time recommend extraordinary transactions to the Board.

     Except as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the events described in Items 4(a) through 4(j).

     The Reporting Persons disclaim that they are part of a group (as such term is set forth in Rule 13(d) promulgated under the Securities Exchange Act of 1934). Additionally, the Reporting Persons disclaim beneficial ownership of all Shares which are not directly owned of record by such Reporting Person.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Rows (11) and (13) of the cover pages to this Schedule (including the footnotes thereto) and Schedule I hereto are hereby incorporated by reference. Each Reporting Person hereby disclaims beneficial ownership of any Shares held by any other Reporting Person.

     (b) Rows (7) through (10) of the cover pages to this Schedule (including the footnotes thereto) and Schedule I hereto set forth the percentage range of the shares as to which there is sole power to vote or direct the vote or to dispose or direct the disposition, and the number of Shares as to which there is shared power to vote or direct the vote or to dispose or direct the disposition and are hereby incorporated by reference and we hereby incorporated by reference. Each Reporting Person hereby disclaims beneficial ownership of any Shares held by any other Reporting Person.

     (c) In connection with its market making activities, CEUTCLP has engaged in purchases and sales of Shares at or around the market price within the past 60 days. During such 60 day period, the holdings of CEUTCLP have increased by 1,309,642 Shares. Except as set forth in the foregoing sentence, no Reporting Person, or to their best knowledge, any of their respective officers or directors, has engaged in any transactions in Shares during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements or understanding among any of the Reporting Persons made or entered into with respect to holding, voting or disposing of the Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.   Joint Filing Agreement among the Reporting Persons.

                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  March 16, 2001               C.E. UNTERBERG, TOWBIN CAPITAL
                                    PARTNERS II-Q, L.P.,

                                      by UTCM, LLC,
                                         its General Partner,

                                        by  /s/ Robert M. Matluck
                                          ------------------------------
                                          Name:  Robert M. Matluck
                                          Title: Managing Member

Date:  March 16, 2001               C.E. UNTERBERG, TOWBIN CAPITAL
                                    PARTNERS I, L.P.,

                                      by UTCM, LLC,
                                         its General Partner,

                                        by  /s/ Robert M. Matluck
                                          ------------------------------
                                          Name:  Robert M. Matluck
                                          Title: Managing Member

Date:  March 16, 2001               UNTERBERG HARRIS PRIVATE EQUITY
                                    PARTNERS, L.P.,

                                      by C.E. UNTERBERG, TOWBIN LLC,
                                         its General Partner,

                                        by  /s/ Robert M. Matluck
                                          ------------------------------
                                          Name:  Robert M. Matluck
                                          Title: Managing Member

Date:  March 16, 2001               C.E. UNTERBERG, TOWBIN PRIVATE
                                    EQUITY PARTNERS II., L.P.,

                                      by UTCM, LLC, its General Partner

                                        by  /s/ Robert M. Matluck
                                          ------------------------------
                                          Name:  Robert M. Matluck
                                          Title: Managing Member

Date:  March 16, 2001               TAMAR TECHNOLOGY INVESTORS
                                    (DELAWARE) L.P.,

                                      by TAMAR TECHNOLOGY PARTNERSHIP,
                                         LP, its General Partner,

                                        by C.E. UNTERBERG, TOWBIN LLC, its
                                           General Partner,

                                          by  /s/ Robert M. Matluck
                                            ----------------------------
                                            Name:  Robert M. Matluck
                                            Title: Managing Member

Date:  March 16, 2001               UNTERBERG HARRIS PRIVATE EQUITY
                                    PARTNERS, L.P.,

                                      by C.E. UNTERBERG, TOWBIN LLC,
                                         its General Partner,

                                        by  /s/ Robert M. Matluck
                                          ------------------------------
                                          Name:  Robert M. Matluck
                                          Title: Managing Member

Date:  March 16, 2001               UNTERBERG HARRIS PRIVATE EQUITY
                                    PARTNERS, CV,

                                      by C.E. UNTERBERG, TOWBIN LLC,
                                         its General Partner,

                                        by  /s/ Robert M. Matluck
                                          ------------------------------
                                          Name:  Robert M. Matluck
                                          Title: Managing Member

Date:  March 16, 2001               MARJORIE AND CLARENCE E. UNTERBERG
                                    FOUNDATION, INC.

                                      by  /s/  Thomas I. Unterberg
                                        --------------------------------
                                        Name:  Thomas I. Unterberg
                                        Title: President

Date:  March 16, 2001               C.E. UNTERBERG TOWBIN, LLC,

                                      by  /s/ Robert M. Matluck
                                        --------------------------------
                                        Name:  Robert M. Matluck
                                        Title: Managing Member

Date:  March 16, 2001               C.E. UNTERBERG, TOWBIN (A CALIFORNIA
                                    LIMITED PARTNERSHIP),

                                      by  /s/ Robert M. Matluck
                                        --------------------------------
                                        Name:  Robert M. Matluck
                                        Title: Managing Member

Date:  March 16, 2001               UTCM, LLC

                                      by  /s/ Robert M. Matluck
                                        --------------------------------
                                        Name:  Robert M. Matluck
                                        Title: Managing Member

Date:  March 16, 2001               TAMAR TECHNOLOGY PARTNERSHIP, LP

                                      by C.E. UNTERBERG, TOWBIN LLC,
                                         its General Partner,

                                        by  /s/ Robert M. Matluck
                                          ------------------------------
                                          Name:  Robert M. Matluck
                                          Title: Managing Member

Date:  March 16, 2001               THOMAS I. UNTERBERG

                                      /s/  Thomas I. Unterberg
                                    ------------------------------------

Date:  March 16, 2001               A. ROBERT TOWBIN

                                      /s/ A. Robert Towbin
                                    ------------------------------------

                                 SCHEDULE I


I.   MARJORIE AND CLARENCE E. UNTERBERG FOUNDATION, INC.

          Except as otherwise set forth below, the place of citizenship of each such person is the United States.

                                                        NUMBER AND PERCENTAGE
  NAME; PRINCIPAL         BUSINESS ADDRESS; PRINCIPAL      OF COMMON STOCK
OCCUPATION OR EMPLOYMENT     BUSINESS OF EMPLOYER        BENEFICIALLY OWNED

Thomas I. Unterberg        350 Madison Avenue                 208,274(a)
(President)                New York, New York 10017            (0.8%)

Mary A. Debare             350 Madison Avenue                    0
(Vice President and        New York, New York 10017
Secretary)

Andrew Arno                350 Madison Avenue                  2,953
(Treasurer)                New York, New York 10017       (less than .1%)


II.   C.E. UNTERBERG TOWBIN (A CALIFORNIA LIMITED PARTNERSHIP)

          Except as otherwise set forth below, the place of citizenship of each such person is the United States.

                                                        NUMBER AND PERCENTAGE
  NAME; PRINCIPAL         BUSINESS ADDRESS; PRINCIPAL      OF COMMON STOCK
OCCUPATION OR EMPLOYMENT     BUSINESS OF EMPLOYER        BENEFICIALLY OWNED

Thomas I. Unterberg
(Managing Director and
Member of the Executive    350 Madison Avenue
Committee)                 New York, New York 10017            208,274 (a)

A. Robert Towbin
(Managing Director and                                          14,044 (b)
Member of the Executive    350 Madison Avenue                 (less than .1%)
Committee)                 New York, New York 10017               (0.8%)

-----------------------------

(a) Excludes 3,737,978 Shares owned by the Entities (as defined in Item 2), as to which Thomas I. Unterberg disclaims beneficial ownership and 12,500 Shares owned by Thomas I. Unterberg's wife, Ann Unterberg, as to which Thomas I. Unterberg disclaims beneficial ownership. Includes 2,049 warrants currently convertible into Shares.

(b) Excludes 3,737,978 Shares owned by the Entities (as defined in Item 2), as to which A. Robert Towbin disclaims beneficial ownership. Includes 2,049 warrants currently convertible into Shares.

Robert M. Matluck
(Managing Director and
Member of the Executive        350 Madison Avenue
Committee)                     New York, New York 10017              None

Stephen Adler                  350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Andrew Arno                    350 Madison Avenue                  3,363(a)
(Managing Director)            New York, New York 10017        (less than .1%)

Jordan S. Berlin               350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Alexander P. Bernstein         350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Andrew Blum                    350 Madison Avenue                  3,006(b)
(Managing Director)            New York, New York 10017        (less than .1%)

Mark Branigan                  350 Madison Avenue
(Managing Director)            New York, New York 10017              None

John Cronin                    350 Madison Avenue
(Managing Director)            New York, New York 10017              None

William G. Dering, Jr.         350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Jane Dragone                   350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Thomas Duggan                  350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Brian Finnerty                 350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Steven C. Frankel              350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Adam Frankfort                 350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Terri Garvey                   350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Brian D. Goldman               350 Madison Avenue
(Managing Director)            New York, New York 10017              None

William B.F. Kidd              350 Madison Avenue
(Managing Director)            New York, New York 10017              None

-----------------------------

(a) Includes warrants currently exercisable into 410 Shares.

(b) Includes warrants currently exercisable 400 Shares.

Estelle Konviser               350 Madison Avenue                  4,000
(Managing Director)            New York, New York 10017        (less than .1%)

Mel S. Lavitt                  350 Madison Avenue                 3,510(a)
(Managing Director)            New York, New York 10017        (less than .1%)

Mark L. Levy                   350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Robert D. Long                 350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Michael E. Marrus              350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Mitch Meisler                  350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Jeffrey C. Moskowitz           350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Karl Motey                     350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Nancy Moyer                    350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Suzanne Murphy                 350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Steven P. Novak                350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Michelle P. O'Connor           350 Madison Avenue
(Managing Director)            New York, New York 10017              None

James D. Poyner, Jr.           350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Douglas M. Quartner            350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Adam Ritzer                    350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Paul Rodriguez                 350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Vered Sharon                   350 Madison Avenue
(Managing Director)            New York, New York 10017              None

James Singer                   350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Lee Tawes                      350 Madison Avenue
(Managing Director)            New York, New York 10017              None

Bob Thompson                   350 Madison Avenue
(Managing Director)            New York, New York 10017              None

-----------------------------

(a) Includes warrants currently exercisable into 512 Shares.

Andrew Waldeck                 350 Madison Avenue
(Managing Director)            New York, New York 10017              None

James T. Whipple               350 Madison Avenue                    None
(Managing Director)            New York, New York 10017


III.   C.E. UNTERBERG, TOWBIN LLC

          Except as otherwise set forth below, the place of citizenship of each such person is the United States.

                                                        NUMBER AND PERCENTAGE
  NAME; PRINCIPAL         BUSINESS ADDRESS; PRINCIPAL      OF COMMON STOCK
OCCUPATION OR EMPLOYMENT     BUSINESS OF EMPLOYER        BENEFICIALLY OWNED

Thomas I. Unterberg            350 Madison Avenue             208,274 (a)
(Managing Member)              New York, New York 10017         (0.8%)

A. Robert Towbin               350 Madison Avenue             11,995 (b)
(Managing Member)              New York, New York 10017    (less than .1%)

Robert M. Matluck              350 Madison Avenue                None
(Managing Member)              New York, New York 10017


IV.   UTCM, LLC

          Except as otherwise set forth below, the place of citizenship of each such person is the United States.

                                                        NUMBER AND PERCENTAGE
  NAME; PRINCIPAL         BUSINESS ADDRESS; PRINCIPAL      OF COMMON STOCK
OCCUPATION OR EMPLOYMENT     BUSINESS OF EMPLOYER        BENEFICIALLY OWNED

Thomas I. Unterberg            350 Madison Avenue             208,274 (a)
(Managing Member)              New York, New York 10017         (0.8%)

A. Robert Towbin               350 Madison Avenue             11,995 (b)
(Managing Member)              New York, New York 10017    (less than .1%)

Robert M. Matluck              350 Madison Avenue
(Managing Member)              New York, New York 10017          None

-----------------------------

(a) Excludes 3,737,978 Shares owned by the Entities (as defined in Item 2), as to which Thomas I. Unterberg disclaims beneficial ownership and 12,500 Shares owned by Thomas I. Unterberg's wife, Ann Unterberg, as to which Thomas I. Unterberg disclaims beneficial ownership. Includes 2,049 warrants currently convertible into Shares.

(b) Excludes 3,737,978 Shares owned by the Entities (as defined in Item 2), as to which A. Robert Towbin disclaims beneficial ownership. Includes 2,049 warrants currently convertible into Shares.

                    Exhibit 1 -- Joint Filing Agreement

          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined the statement on Schedule 13D described below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of ServiceWare Technologies Inc. and (ii) agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument. In witness whereof, the undersigned hereby execute this Agreement as of the date set forth next to their signatures.





Date:  March 16, 2001               C.E. UNTERBERG, TOWBIN CAPITAL
                                    PARTNERS II-Q, L.P.,

                                      by UTCM, LLC,
                                         its General Partner,

                                        by  /s/ Robert M. Matluck
                                          ------------------------------
                                          Name:  Robert M. Matluck
                                          Title: Managing Member

Date:  March 16, 2001               C.E. UNTERBERG, TOWBIN CAPITAL
                                    PARTNERS I, L.P.,

                                      by UTCM, LLC,
                                         its General Partner,

                                        by  /s/ Robert M. Matluck
                                          ------------------------------
                                          Name:  Robert M. Matluck
                                          Title: Managing Member

Date:  March 16, 2001               UNTERBERG HARRIS PRIVATE EQUITY
                                    PARTNERS, L.P.,

                                      by C.E. UNTERBERG, TOWBIN LLC,
                                         its General Partner,

                                        by  /s/ Robert M. Matluck
                                          ------------------------------
                                          Name:  Robert M. Matluck
                                          Title: Managing Member

Date:  March 16, 2001               C.E. UNTERBERG, TOWBIN PRIVATE
                                    EQUITY PARTNERS II., L.P.,

                                      by UTCM, LLC, its General Partner

                                        by  /s/ Robert M. Matluck
                                          ------------------------------
                                          Name:  Robert M. Matluck
                                          Title: Managing Member

Date:  March 16, 2001               TAMAR TECHNOLOGY INVESTORS
                                    (DELAWARE) L.P.,

                                      by TAMAR TECHNOLOGY PARTNERSHIP,
                                         LP, its General Partner,

                                          by C.E. UNTERBERG, TOWBIN LLC, its
                                             General Partner,

                                             by  /s/ Robert M. Matluck
                                               -------------------------
                                               Name:  Robert M. Matluck
                                               Title: Managing Member

Date:  March 16, 2001               UNTERBERG HARRIS PRIVATE EQUITY
                                    PARTNERS, L.P.,

                                      by C.E. UNTERBERG, TOWBIN LLC,
                                         its General Partner,

                                          by  /s/ Robert M. Matluck
                                            ----------------------------
                                            Name:  Robert M. Matluck
                                            Title: Managing Member

Date:  March 16, 2001               UNTERBERG HARRIS PRIVATE EQUITY
                                    PARTNERS, CV,

                                      by C.E. UNTERBERG, TOWBIN LLC,
                                         its General Partner,

                                          by  /s/ Robert M. Matluck
                                            ----------------------------
                                            Name:  Robert M. Matluck
                                            Title: Managing Member

Date:  March 16, 2001               MARJORIE AND CLARENCE E. UNTERBERG
                                    FOUNDATION, INC.

                                      by  /s/ Thomas I. Unterberg
                                        --------------------------------
                                        Name:  Thomas I. Unterberg
                                        Title: President

Date:  March 16, 2001               C.E. UNTERBERG TOWBIN, LLC,

                                      by  /s/ Robert M. Matluck
                                        --------------------------------
                                        Name:  Robert M. Matluck
                                        Title: Managing Member

Date:  March 16, 2001               C.E. UNTERBERG, TOWBIN (A CALIFORNIA
                                    LIMITED PARTNERSHIP),

                                      by  /s/ Thomas I. Unterberg
                                        --------------------------------
                                        Name:  Thomas I. Unterberg
                                        Title: Chairman and Managing Director

Date:  March 16, 2001               UTCM, LLC

                                      by  /s/ Robert M. Matluck
                                        --------------------------------
                                        Name:  Robert M. Matluck
                                        Title: Managing Member

Date:  March 16, 2001               TAMAR TECHNOLOGY PARTNERSHIP, LP

                                      by C.E. UNTERBERG, TOWBIN LLC,
                                         its General Partner,

                                          by  /s/ Robert M. Matluck
                                            ----------------------------
                                            Name:  Robert M. Matluck
                                            Title: Managing Member

Date:  March 16, 2001               THOMAS I. UNTERBERG

                                      /s/ Thomas I. Unterberg
                                    ------------------------------

Date:  March 16, 2001               A. ROBERT TOWBIN

                                      /s/ A. Robert Towbin
                                    ------------------------------